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                             August 27, 2021

       Tim Carter
       Chief Financial Officer
       Piper Sandler Companies
       800 Nicollet Mall, Suite 900
       Minneapolis, Minnesota 55402

                                                        Re: Piper Sandler
Companies
                                                            Form 10-K Filed
February 25, 2021
                                                            File No. 001-31720

       Dear Mr. Carter:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K Filed February 25, 2021

       Note 4 Acquisitions, page 72

   1. Please revise future filings to more clearly disclose the information required by ASC 805-
                                                        30-50-1 for each of
your business combinations. Refer to ASC 805-10-55-41 for example illustrative
disclosure. Please provide us your proposed disclosure for the SOP Holdings
                                                        LLC acquisition.
       SOP Holdings LLC, page 72

   2. Please tell us how you accounted for the restricted shares granted to employees valued at
                                                        $124.9 million and the
acquisition-related compensation arrangement with employees
                                                        valued at $113.9
million. Please tell us how you determined if they represent replacement awards and also how you
determined the amount that should be accounted for as
                                                        consideration
transferred and the amount that should be recognized as compensation cost in the post-combination
periods. Please cite the specific accounting guidance you
                                                        considered in your
accounting determination. Additionally, please tell us the amounts and
 Tim Carter
Piper Sandler Companies
August 27, 2021
Page 2
         line items where the items are presented in your 2020 financial statements, including the
         Consolidated Statements of Changes in Stockholders    Equity.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Mike Volley, Staff Accountant, at 202-551-3437 or Amit Pande,
Branch Chief, at 202-551-3423 with any questions.



FirstName LastNameTim Carter                                  Sincerely,
Comapany NamePiper Sandler Companies
                                                              Division of
Corporation Finance
August 27, 2021 Page 2                                        Office of Finance
FirstName LastName